Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
December 27, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Hardy
Re:	Brookfield Infrastructure Partners L.P. Registration Statement on Form 20-F Filed July 31, 2007 File No. 001-33632
Ladies and Gentlemen:
     On behalf of our client, Brookfield Infrastructure Partners L.P. (the “partnership”), we are transmitting herewith via EDGAR for filing with the Commission Amendment No. 6 to the partnership’s Registration Statement on Form 20-F (File No. 001-33632) (the “Registration Statement”) as discussed with the Staff of the Division of Corporation Finance today. Under separate cover we are transmitting to the Staff via EDGAR as correspondence a blackline of the Registration Statement including Exhibit 12.1 and Exhibit 15(a).1 thereto marked to show changes effected in this amendment.

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     Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8199.

Sincerely yours,
/s/ Joshua Robinson
Joshua Robinson

cc:	Andrew Schoeffler Tracey Houser Al Pavot Securities and Exchange Commission James Keyes Brookfield Infrastructure Partners L.P. Canon’s Court 22 Victoria Street Hamilton, HM 12 Bermuda

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